Filed by HighCape Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HighCape Capital Acquisition Corp.

Commission File No. 001-39486

Date: May 17, 2021

On Monday, May 17, 2021, HighCape Capital Acquisition Corp. (the “Company”) and Quantum-Si Incorporated (“Quantum-Si”), the Company’s business combination target, issued a press release entitled “Quantum-Si and HighCape Capital Acquisition Corp. Announce Effectiveness of Registration Statement for Proposed Business Combination”. A copy of the press release and weblink are set forth below:

https://www.globenewswire.com/news-release/2021/05/17/2230643/0/en/Quantum-Si-and-HighCape-Capital-Acquisition-Corp-Announce-Effectiveness-of-
Registration-Statement-for-Proposed-Business-Combination.html

Quantum-Si and HighCape Capital Acquisition Corp. Announce
Effectiveness of Registration Statement for Proposed Business
Combination

Special meeting of HighCape stockholders scheduled for June 9, 2021

NEW YORK and GUILFORD, Conn. – May 17, 2021 – Quantum-Si Incorporated, a company pioneering next-generation semiconductor chip-based proteomics, and HighCape Capital Acquisition Corp. (“HighCape”), a healthcare-focused special purpose acquisition company (SPAC), today announced that the Securities and Exchange Commission (“SEC”) has declared the Registration Statement on Form S-4 in connection with the proposed business combination between the two companies, to be effective.

A special meeting of HighCape stockholders (the "Special Meeting") to approve, among other things, the proposed business combination, will be held in virtual format on June 9, 2021 at 10:00 a.m. Eastern Time. HighCape also announced today that it has filed with the SEC a definitive proxy statement/prospectus relating to the Special Meeting, and commenced mailing it on or about May 14, 2021 to its stockholders of record as of the close of business on May 10, 2021.

About Quantum-Si

Founded by Dr. Jonathan Rothberg in 2013, Quantum-Si is focused on revolutionizing the growing field of proteomics. The company’s suite of technologies are powered by a first-of-its-kind semiconductor chip designed to enable single-molecule next-generation protein sequencing, and digitize proteomic research in order to advance drug discovery and diagnostics beyond what has been possible with DNA sequencing.

On February 18, 2021, Quantum-Si and HighCape Capital Acquisition Corp. (Nasdaq: CAPA) (“HighCape”), a healthcare-focused special purpose acquisition company sponsored by leading healthcare growth-equity investment firm, HighCape Capital LP, announced a proposed business combination.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between HighCape and Quantum-Si (the “Business Combination”), HighCape has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes the proxy statement/prospectus and certain other related documents and is both the proxy statement distributed to holders of shares of HighCape’s common stock in connection with HighCape’s solicitation of proxies for the vote by HighCape’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HighCape to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on May 14, 2021, and HighCape commenced mailing the proxy statement/prospectus to its stockholders on or about May 14, 2021. HighCape’s stockholders and other interested persons are advised to read the proxy statement/prospectus included in the Registration Statement and the amendments thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials contain important information about the parties to the Business Combination Agreement and the Business Combination. Stockholders may also obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com.

Participants in the Solicitation

HighCape and its directors and executive officers may be deemed participants in the solicitation of proxies from HighCape’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in HighCape is contained in the Registration Statement for the Business Combination, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

Quantum-Si and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of HighCape in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. HighCape’s and Quantum Si’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, HighCape’s and Quantum-Si’s expectations with respect to future performance and anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside HighCape’s and Quantum-Si’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the outcome of any legal proceedings that may be instituted against HighCape and Quantum-Si following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of HighCape and Quantum-Si, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; the impact of COVID-19 on Quantum-Si’s business and/or the ability of the parties to complete the Business Combination; the inability to obtain or maintain the listing of the combined company’s shares of Class A common stock on The Nasdaq Stock Market following the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; costs related to the Business Combination; changes in applicable laws or regulations; the inability of the combined company to raise financing in the future; the success, cost and timing of Quantum-Si’s and the combined company’s product development activities; the potential attributes and benefits of Quantum-Si’s and the combined company’s products and services; Quantum-Si’s and the combined company’s ability to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; Quantum-Si’s and the combined company’s ability to identify, in-license or acquire additional technology; Quantum-Si’s and the combined company’s ability to maintain Quantum-Si’s existing license, manufacture and supply agreements; Quantum-Si’s and the combined company’s ability to compete with other companies currently marketing or engaged in the development of products and services that Quantum-Si is developing; the size and growth potential of the markets for Quantum-Si’s and the combined company’s future products and services, and each of their ability to serve those markets, either alone or in partnership with others; the pricing of Quantum-Si’s and the combined company’s products and services following anticipated commercial launch; Quantum-Si’s and the combined company’s estimates regarding future expenses, future revenue, capital requirements and needs for additional financing; Quantum-Si’s and the combined company’s financial performance; and other risks and uncertainties indicated from time to time in HighCape’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2020 and the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in HighCape’s other filings with the SEC. HighCape and Quantum-Si caution that the foregoing list of factors is not exclusive. HighCape and Quantum-Si caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HighCape and Quantum-Si do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investor Relations

Mike Cavanaugh or Mark Klausner

Westwicke, an ICR Company

(646) 677-1838

QSI-IR@westwicke.com

Media Relations

Cammy Duong

Westwicke, an ICR Company

(203) 682-8380

QSI-PR@westwicke.com

###

[End of Press Release]

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination between HighCape and Quantum-Si (the “Business Combination”), HighCape has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes the proxy statement/prospectus and certain other related documents and is both the proxy statement distributed to holders of shares of HighCape’s common stock in connection with HighCape’s solicitation of proxies for the vote by HighCape’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HighCape to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on May 14, 2021, and HighCape commenced mailing the proxy statement/prospectus to its stockholders on or about May 14, 2021. HighCape’s stockholders and other interested persons are advised to read the proxy statement/prospectus included in the Registration Statement and the amendments thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials contain important information about the parties to the Business Combination Agreement and the Business Combination. Stockholders may also obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com.

Participants in the Solicitation

HighCape and its directors and executive officers may be deemed participants in the solicitation of proxies from HighCape’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in HighCape is contained in the Registration Statement for the Business Combination, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018, Attention: Kevin Rakin, or to info@HighCapeacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

Quantum-Si and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of HighCape in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. HighCape’s and Quantum Si’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, HighCape’s and Quantum-Si’s expectations with respect to future performance and anticipated financial impacts and other effects of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside HighCape’s and Quantum-Si’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the outcome of any legal proceedings that may be instituted against HighCape and Quantum-Si following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of HighCape and Quantum-Si, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; the impact of COVID-19 on Quantum-Si’s business and/or the ability of the parties to complete the Business Combination; the inability to obtain or maintain the listing of the combined company’s shares of Class A common stock on The Nasdaq Stock Market following the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; costs related to the Business Combination; changes in applicable laws or regulations; the inability of the combined company to raise financing in the future; the success, cost and timing of Quantum-Si’s and the combined company’s product development activities; the potential attributes and benefits of Quantum-Si’s and the combined company’s products and services; Quantum-Si’s and the combined company’s ability to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; Quantum-Si’s and the combined company’s ability to identify, in-license or acquire additional technology; Quantum-Si’s and the combined company’s ability to maintain Quantum-Si’s existing license, manufacture and supply agreements; Quantum-Si’s and the combined company’s ability to compete with other companies currently marketing or engaged in the development of products and services that Quantum-Si is developing; the size and growth potential of the markets for Quantum-Si’s and the combined company’s future products and services, and each of their ability to serve those markets, either alone or in partnership with others; the pricing of Quantum-Si’s and the combined company’s products and services following anticipated commercial launch; Quantum-Si’s and the combined company’s estimates regarding future expenses, future revenue, capital requirements and needs for additional financing; Quantum-Si’s and the combined company’s financial performance; and other risks and uncertainties indicated from time to time in HighCape’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2020 and the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in HighCape’s other filings with the SEC. HighCape and Quantum-Si caution that the foregoing list of factors is not exclusive. HighCape and Quantum-Si caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HighCape and Quantum-Si do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.